

FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended June 30, 2006 and 2005

(in millions, except per share amounts)

	Second Quarter		First Half (Restated)	
	2006	2005	2006	2005
	(unaudited)		(unaudited)	
Sales and revenues				
Automotive sales . . . . $	37,827	$ 38,708	$ 74,800	$ 78,122
Financial Services revenues	4,067	6,458	7,895	11,939
Total sales and revenues	41,894	45,166	82,695	90,061
Costs and expenses				
Automotive cost of sales	36,130	36,722	72,786	72,315
Selling, administrative and other expenses	4,631	6,104	9,234	12,198
Interest expense	2,259	1,919	4,394	4,130
Financial Services provision for credit and insurance losses	50	(17)	96	168
Total costs and expenses	43,070	44,728	86,510	88,811
Automotive interest income and other non-operating income/(expense), net . . .	310	651	525	804
Automotive equity in net income/(loss) of affiliated companies	205	69	284	126
Income/(loss) before income taxes	(661)	1,158	(3,006)	2,180
Provision for/(benefit from) income taxes	(361)	(138)	(1,342)	(14)
Income/(loss) before minority interests	(300)	1,296	(1,664)	2,194
Minority interests in net income/(loss) of subsidiaries	19	84	78	142
Income/(loss) from continuing operations	(319)	1,212	(1,742)	2,052
Income/(loss) from discontinued operations	2	3	2	38
Net income/(loss) . . . . $	(317)	$ 1,215	$ (1,740)	$ 2,090
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK				
Basic income/(loss)				
Income/(loss) from continuing operations . . . . $	(0.17)	$ 0.66	$ (0.93)	$ 1.12
Income/(loss) from discontinued operations	-	-	-	0.02
Net income/(loss) . . . . $	(0.17)	$ 0.66	$ (0.93)	$ 1.14
Diluted income/(loss)				
Income/(loss) from continuing operations . . . . $	(0.17)	$ 0.59	$ (0.93)	$ 1.02
Income/(loss) from discontinued operations	-	0.01	-	0.01
Net income/(loss) . . . . $	(0.17)	$ 0.60	$ (0.93)	$ 1.03
Cash dividends . . . . $	0.10	$ 0.10	$ 0.20	$ 0.20

The Notes to the Financial Statements in the Form 10-Q/A Report are an integral part of the Financial Statements.



FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	Restated			
	June 30, 2006		December 31, 2005	
	(unaudited)			
ASSETS				
Cash and cash equivalents	$	27,985	$	28,406
Marketable securities		12,600		10,672
Loaned securities		33		3,461
Finance receivables, net		106,554		105,975
Other receivables, net		9,215		8,536
Net investment in operating leases		31,884		27,099
Retained interest in sold receivables		1,150		1,420
Inventories		12,116		10,271
Equity in net assets of affiliated companies		2,751		2,579
Net property		41,655		40,676
Deferred income taxes		6,905		5,880
Goodwill and other intangible assets		6,392		5,945
Assets of discontinued/held-for-sale operations		-		5
Other assets		17,785		18,534
Total assets	$	277,025	$	269,459
LIABILITIES AND STOCKHOLDERS' EQUITY				
Payables	$	23,674	$	22,910
Accrued liabilities and deferred revenue		78,558		73,047
Debt		153,002		153,278
Deferred income taxes		5,955		5,660
Total liabilities		261,189		254,895
Minority interests		1,054		1,122
Stockholders' equity				
Capital stock				
Common Stock, par value $0.01 per share (1,837 million shares issued)		18		18
Class B Stock, par value $0.01 per share (71 million shares issued)		1		1
Capital in excess of par value of stock		4,636		4,872
Accumulated other comprehensive income/(loss)		(403)		(3,680)
Treasury stock		(420)		(833)
Earnings retained for use in business		10,950		13,064
Total stockholders' equity		14,782		13,442
Total liabilities and stockholders' equity	$	277,025	$	269,459

The Notes to the Financial Statements in the Form 10-Q/A Report are an integral part of the Financial Statements.


FORD MOTOR COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended June 30, 2006 and 2005
(in millions)

	Restated First Half	
	2006	2005
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities	$ 9,710	$ 12,749
Cash flows from investing activities of continuing operations		
Capital expenditures	(3,403)	(3,572)
Acquisitions of retail and other finance receivables and operating leases	(29,407)	(28,951)
Collections of retail and other finance receivables and operating leases	21,021	25,169
Net acquisitions of daily rental vehicles	-	(2,148)
Purchases of securities	(11,170)	(3,044)
Sales and maturities of securities	11,247	2,395
Proceeds from sales of retail and other finance receivables and operating leases	2,947	12,506
Proceeds from sale of businesses	51	2,070
Cash paid for acquisitions	(37)	(1,296)
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(4)	(4)
Other	777	1,154
Net cash (used in)/provided by investing activities	(7,978)	4,279
Cash flows from financing activities of continuing operations		
Cash dividends	(374)	(367)
Sales of Common Stock	234	447
Purchases of Common Stock	(97)	(263)
Changes in short-term debt	280	765
Proceeds from issuance of other debt	23,900	15,118
Principal payments on other debt	(26,433)	(26,151)
Other	89	(26)
Net cash (used in)/provided by financing activities	(2,401)	(10,477)
Effect of exchange rate changes on cash	241	(526)
Net increase/(decrease) in cash and cash equivalents from continuing operations	(428)	6,025
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	3	70
Cash flows from investing activities of discontinued operations	-	(50)
Cash flows from financing activities of discontinued operations	-	-
Net increase/(decrease) in cash and cash equivalents	$ (425)	$ 6,045
Cash and cash equivalents at January 1	$ 28,406	$ 22,828
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	4	681
Net increase/(decrease) in cash and cash equivalents	(425)	6,045
Less: cash and cash equivalents of discontinued/held-for-sale operations at June 30	-	(722)
Cash and cash equivalents at June 30	$ 27,985	$ 28,832

The Notes to the Financial Statements in the Form 10-Q/A Report are an integral part of the Financial Statements.

 

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report   fmc-20061117.xml

XBRL taxonomy schema   fmc-20060630.xsd

XBRL taxonomy linkbase   fmc-20060630_lab.xml

XBRL taxonomy linkbase   fmc-20060630_pre.xml

XBRL taxonomy linkbase   fmc-20060630_cal.xml